The Providence Service Corporation
700 Canal Street, Third Floor
Stamford, CT 06902

June 13, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Registration Statement on Form S-1

of The Providence Service Corporation

File No. 333-224798

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, The Providence Service Corporation, a Delaware corporation (the “Company”), hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 12:00 P.M. (EDT) on June 15, 2018, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please inform me at (203) 307-2804 or Steven Slutzky of Debevoise & Plimpton LLP at (212) 909-6036.

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Very truly yours,

The Providence Service Corporation

By:	/s/ Sophia Tawil
Name: Sophia Tawil
Title: General Counsel and Secretary